Exhibit 99.2

CODE OF ETHICS

1. PURPOSE

The purpose of this Code of Ethics (this “Code”) is to communicate High Tide Inc.’s (the “Company”) commitment to conducting business with integrity, honesty and respect, in compliance with applicable laws, regulations and policies, and in a manner that preserves the Company’s reputation and deters unethical behavior and wrongdoing.

This Code provides an overview of requirements, standards and expectations as guidance in duties and dealings with, and when acting as a representative of, the Company. It is not intended to cover every issue that may arise and may be supplemented by other policies that may be adopted by the Company from time to time.

2. APPLICATION

This Code applies to all members of the board of directors (the “Board”), officers, employees, consultants, contractors and agents (collectively “Representatives”) of the Company and its affiliates and subsidiaries worldwide. Adherence to this Code is a condition of employment with or providing services to the Company.

3. ETHICS AND INTEGRITY

A. Standards of Good Professional Ethics

All of the Company’s business activities and affairs must be carried out ethically and honest. The Company expects all Representatives to conduct themselves with honesty and integrity and to avoid even the appearance of improper behavior. Anything less is unacceptable and may be treated as a serious breach of duty.

B. Good Ambassadorship

All Representatives are ambassadors of the Company, its subsidiaries, and brands. All Representatives shall represent the Company professionally, and act and communicate in a manner which upholds its good reputation and image at all times. This includes the use of social media and other forms of digital or other communications. As Representatives’ actions are seen to reflect those of the Company, all actions must reflect the policies and standards of the Company.

C. Compliance with Laws, Code and Policies

All Representatives shall comply with the laws, rules and regulations of the jurisdictions where they carry out their duties and all jurisdictions where the Company conducts its business activities. All Representatives shall comply with this Code and all the Company’s policies that apply to them.

D. Bribery

In the United States and Canada, and in many other countries, it is illegal and/or contrary to applicable ethical codes, to provide, offer or accept a kickback or bribe. A kickback or bribe may be defined as any money, fee, commission, credit, gift, gratuity, loan, reward, advantage, benefit, thing of value or compensation of any kind that is provided, directly or indirectly, and that has as one of its purposes, the improper obtaining or rewarding of favorable treatment in a business transaction. The Company’s policy is that kickbacks and bribes are illegal and not allowed. Bribery, anti-kickback or similar laws could be applicable when a Representative receives or is offered payments, gifts or gratuities that might unduly influence the Company’s business judgment or practices.

Representatives must comply with this Code and all the Company’s policies that apply to them, and, if offered payments, gifts or other gratuities that might unduly influence the conduct of the Company’s business, should refer to the Company’s Employee Gift Policy or seek guidance from the/ VP and Legal Counsel of the company.

E. Vendors, Suppliers, Customers and other Third Parties

The Company is committed to treating all of its vendors, suppliers, customers and other third parties fairly, honestly and courteously. Representatives are to avoid unfair tactics and favoritism, and never take unfair advantage of any third party through manipulation, concealment, misrepresentation of material facts or any other unfair practice. Legally, the Company may be held liable for the actions of any third party acting on the Company’s behalf, including agents, representatives, business partners or promoters, as if the Company had performed such actions. All agreements with vendors, suppliers, customers and third parties must be in writing and reviewed by their relevant executive officer and must specify the goods and services to be provided and the fees to be paid. Such agreements must be in line with reasonable competitive and market practices, the principles established in this Code and relevant corporate policies. Throughout the business relationship, Representatives must continuously and properly monitor such third parties to prevent misconduct.

F. Fair Competition

Antitrust laws are designed to protect competition in the United States and Canada. Generally speaking, the following types of topics, and any others that may limit competition, should never be discussed with a competitor (including a potential or prospective competitor): prices, pricing policy, discounts or rebates (including competitive bidding practices); costs, profits, or profit margins; terms or conditions of sale, including credit terms and return policies; division of markets, market territories, customers or sales territories; market share of any products; marketing, advertising or promotional plans; controlling, preventing or reducing the supply of any product; pricing or promotional practices of wholesalers, dealers, distributors or customers; classifying, rejecting, terminating or allocating customers; or any other non-public and/or competitively sensitive information about the Company or a competitor. Each Representative is responsible for making sure that his or her actions on behalf of the Company do not in any way violate or appear to violate antitrust laws or regulations. When in doubt, seek assistance from your relevant executive officer.

G. Fair Dealing

All business dealings undertaken on behalf of the Company, including with its security holders, customers, suppliers, competitors and employees, must be conducted in a manner that preserves the Company’s integrity and reputation. The Company seeks to avoid misrepresentations of material facts, manipulation, concealment, abuse of confidential information, or any other illegal or unfair practices in all activities undertaken by or on behalf of the Company.

H. Conflicts of Interest

While the Company respects the privacy of its Representatives in the conduct of their personal affairs, it insists that they fully discharge their duties of fidelity to the Company. Representatives should avoid any activity in which their personal interests may come into conflict or may appear to conflict with the interests of the Company in its relations with current or prospective suppliers, customers, potential candidates, competitors or partners. A conflict of interest may arise when a Representative is in a situation, or is likely to be put in a situation where the Representative has the opportunity of making a decision on behalf of the Company that may benefit the Representative or their friends, relatives or business associates contrary to the best interests of the Company. Should any Representatives find themselves in a potential conflict of interest situation, they must promptly make disclosure to their relevant executive officer and abide by the executive officer’s decision. Two factors that will be considered when determining whether a conflict of interest exists are: (1) whether the Representative is or could be in a position to influence the Company’s relationship with a supplier, customer, potential candidate, competitor or partner; and (2) whether the Representative’s judgment could be affected, or could appear to be affected, as it relates to the supplier, customer, potential candidate, competitor or partner because of the significance of the Representative’s personal interest.

It is not possible to anticipate every conflict of interest situation a Representative may encounter. Without limiting the general scope of this policy, the following relationships and courses of conduct will be considered to involve a conflict of interest where disclosure must be promptly made to their relevant executive officer unless in special circumstances they are specifically approved and waived by the Company:

• A Representative, friend, relative or business associate have a material interest in, or are an officer, director, or are otherwise involved in an entity which does or is proposing to do business with the Company, or which competes or is likely to compete with the Company.

• During the course of their employment, or as a direct result of their employment, a Representative becomes aware of business opportunities where it is reasonably expected the Company may be interested in pursuing such opportunities and the Representative uses this information for their own benefit, or for the benefit of a friend, relative, or business associate instead of for the benefit of the Company.

In addition, a Representative should not use Company assets, including confidential, proprietary, or otherwise sensitive information gained through the course of their employment, or from the engagement of their services, for their own personal benefit (or the benefit of friends, relatives or business associates) or for non-Company activities, unless the Company has given its prior consent. Information gained through the course of a Representative’s employment, or from the engagement of their services, includes Company business ventures or activities, or proposed business ventures or activities.

Should any Representatives find themselves in a potential conflict of interest situation, they must promptly make disclosure to their relevant executive officer.

This Code is not a substitute for the exercise of good judgment by the Company’s Representatives.

I. Corporate Opportunities

Representatives are prohibited from taking for themselves personally opportunities that arise through the use of corporate property, information or position and from using the Company property, information or position for personal gain. Representatives are also prohibited from competing with the Company, directly or indirectly, and owe a duty to the Company to advance the legitimate interests of the Company when the opportunity arises.

J. Gifts and Entertainment

Representatives shall perform their duties and arrange their personal business affairs in a manner that does not interfere with their independent exercise of judgment. Generally, Representatives shall not give or accept any gift, favour, entertainment, special accommodation or other items of value, to or from any vendors, suppliers, potential candidates, potential or actual business partners or other third parties except in strict compliance with the Company’s Anti-Bribery and Anti-Corruption Compliance guidance, Employee Gift Policy, this Code, and with applicable law. No one working for the Company shall accept financial compensation of any kind, nor any special discount, loan or favor, from persons, corporations or organizations having dealings or potential dealings with the Company.

K. Charitable and Political Activities

The Company values the culture of giving, of social engagement and of caring for others. The Company wants to foster good relations within the communities where it operates. Representatives are encouraged to participate in local activities that address the needs of the communities in which they live and work and to participate as a private citizen in government and the political process, using your own money and your own time. It should always be clear to outside observers that these are your personal actions and not actions taken on behalf of the Company. Make involvement in charitable or political activities is not prohibited by other Company policies or suggestive of anything improper, and do not use, without specific written authorization, any Company funds or resources to help or promote any charitable cause or political candidate or party.

4. SAFE, RESPECTFUL AND INCLUSIVE WORKPLACE

A. No Discrimination and Harassment

No discrimination, and harassment is accepted and providing a collegial working environment in which all individuals are treated with dignity and respect is mandatory. Every individual has the right to work in a professional atmosphere which promotes equal opportunities and prohibits discriminatory practices. Any discrimination or harassment, including but not limited to, the basis of age, color, creed, disability, ethnic origin, gender, marital status, national origin, political belief, race, religion, sexual orientation, gender identity, gender expression or any other characteristics protected by law, is strictly prohibited.

B. Workplace Safety

The Company is committed to providing a safe and healthy work environment that complies with all relevant laws and regulations. Workplace violence is not tolerated. Any misuse of alcohol or legal drugs (prescribed or un-prescribed), or the use of any illegal drugs, may jeopardize job safety and/or performance, and is prohibited in the workplace. No Representative shall enter the workplace under the influence of alcohol or such drugs that may impair safety and/or performance.

5. SAFEGUARDING THE COMPANY’S ASSETS AND INFORMATION

A. Protection and Proper Use of the Company’s Assets

All Representatives shall deal with the Company’s assets, including all data, information (confidential or otherwise), records, products, material, facilities, inventory, “know-how”, trade secrets, trademarks, copyrights and other intellectual property, and equipment, with the strictest integrity and with due regard to the interests of the Company. The Company must maintain the accuracy, confidentiality, privacy and security of these types of information in order to comply with all applicable privacy laws. Similarly, Representatives must not disclose commercially confidential or otherwise sensitive information. The Company’s assets may not to be used for personal gain or benefit. In addition, all Representatives must act in a manner to protect such assets from loss, damage, misuse, theft, misappropriation, The Company expects its employees to use internet access for business-related purposes (i.e., to communicate with customers and suppliers, to research relevant topics and to obtain useful business information). All existing policies apply to conduct on the internet, particularly (but not exclusively) those policies dealing with intellectual property protection, privacy, misuse of the Company’s resources, sexual harassment, information and data security and confidentiality. All employees must take special care to maintain clarity, consistency and integrity of the Company’s corporate image and standing.

B. Confidentiality of Information

Information is one of the Company’s key assets. It is the Company’s policy to ensure that its proprietary and confidential information, including proprietary and confidential information that has been entrusted to the Company by others (“Confidential Information”), is adequately safeguarded. All Representatives are responsible for protecting Confidential Information, including information about the Company’s business, assets, opportunities, suppliers and competitors, from unauthorized advertent or inadvertent disclosure.

C. Communications

Representatives should take care to ensure that all business records and communications (including email, texts, and instant messages) are clear and accurate. Please remember that business communications may be shared or become public through litigation, government investigation, or publication in the media. Potential risks from inaccurate or misleading statements include claims of false advertising, misrepresentation, breach of contract, securities fraud, unfair disclosure, and competition violations. Representatives may not give an endorsement or other statement on behalf of the Company or personal endorsement that identifies your affiliation with the Company, except when approved by their relevant executive officer. In addition, Representatives may not discuss the Company’s business, including financial condition, business or financial performance, products, or business prospects with anyone, including but not limited to financial analysts, actual, or potential investors without the prior approval of their relevant executive officer. All requests for a representative of the Company to participate in conferences (including speaking on a panel or attending a dinner or any event that targets the financial community) must be referred to their relevant executive officer for approval. If any such analysts or investors contact you, please refer such inquiries to the President.

D. Inside Information and Insider Trading Laws

Representatives are prohibited from buying or selling shares of the Company if they are aware of nonpublic material information about the Company (also referred to as “inside information”). Trading in shares while in possession of nonpublic material information is a violation of insider trading laws. Material information can be positive or negative. Information is “material” if it would influence a reasonable investor in deciding whether to buy, sell or hold the Company’s shares or, if disclosed to the public, would reasonably be expected to have a significant effect on the market price or value of the shares. Possible examples include financial information such as consolidated sales numbers, financial projections or the Company’s financial performance, the hiring or departure of key personnel, or significant inventory issues. Information is considered to be “public” two trading days after it has been widely released to the public through a press release or by making a SEDAR filing, giving the public markets adequate time to digest the material information. Representatives are prohibited from disclosing inside information. Only certain individuals who are authorized may publicly disclose nonpublic material information. Improper disclosure, even accidentally, can violate insider trading laws. Disclosing nonpublic material information to other people, including immediate family members or friends, or recommending the purchase or sale of the Company’s shares to others while aware of nonpublic material information, is known as “tipping” and is illegal. A person who receives the information (i.e., is “tipped”) and then trades in the Company’s shares or informs others of that information is also in violation of insider trading laws.

E. Financial Integrity and Responsibility

Representatives are expected to act responsibly and exercise sound judgment with respect to matters involving company finances. Representatives must adhere to all applicable accepted accounting standards and practices, keep accurate, complete and timely records, submit accurate and complete reports as required, comply with the Company’s system of internal controls, and sign only those documents you believe to be correct and complete. The Company will not (i) establish any undisclosed or unrecorded funds or assets for any purpose, (ii) enter into side agreements or other informal arrangements, either written or oral or (iii) not take any actions or fail to take any actions that would cause its financial records or financial disclosure to fail to comply with generally accepted accounting principles and all applicable laws, rules and regulations. All Representatives must cooperate fully and completely with the Company’s accounting and audit teams, as well as the Company’s independent public accountants and counsel, providing them with complete and accurate information and assistance. Representatives are prohibited from coercing, manipulating, misleading or improperly influencing the Company’s internal or external auditors at any time. Representatives are prohibited from knowingly making, or causing or encouraging any other person from making, in any of the Company’s public disclosure, any false or misleading statements or any omissions of any information necessary to make the disclosure complete and accurate in all material respects. If you suspect or observe any irregularities relating to financial integrity and responsibility, immediately report them to their relevant executive officer or the nominating and corporate governance committee of the Company (the “Nominating and Corporate Governance Committee”).

F. Compliance

The Nominating and Corporate Governance Committee is responsible for reviewing and evaluating this Code at least annually and will recommend any necessary or appropriate changes to the Board for consideration.

G. Reporting Violations of this Code

All Representatives shall adhere to High Tide’s commitment to conduct its business and affairs in a lawful and ethical manner. All Representatives are encouraged to talk to their relevant executive officer or the management team when in doubt about the best course of action in a particular situation and to report any breach or suspected breach of law, regulation, this Code or any of the Company’s corporate policies.

The Company prohibits retaliatory action against any Representative who, in good faith, reports a possible violation of this Code. Any Representative who believes he or she has been retaliated against should promptly report it to their relevant executive officer.

H. Consequences of Violation of this Code

Representatives may be required to certify their understanding of and compliance with this Code from time to time as applicable. Failure to comply may result in severe consequences, which could include internal disciplinary action or termination of employment or consulting arrangements without notice. Violation may also violate certain Canadian and/or other laws. If it appears a Representative may have violated such laws, the Company may refer the matter to the appropriate authorities, which could lead to legal proceedings, penalties, fines or imprisonment.

I. Waiver of this Code

Waivers or exceptions may be granted only in advance and under exceptional circumstances by the Nominating and Corporate Governance Committee. Any waiver of this with respect to a member of the Nominating and Corporate Governance Committee may be granted only by the audit committee of the Company. Any waiver with respect to a director or executive officer of the Company may be granted only by the Board. Any such waiver shall be disclosed to the extent and in the manner required by applicable laws or stock exchange rules.

This Code was approved by the Board on November 8, 2023.